SNIPP INTERACTIVE INC.

SNIPP SIGNS US$250,000 LOYALTY CONTRACT WITH LEADING CPG

BRAND

September 19, 2017

OTCQB Trading Symbol: SNIPF

TSX Venture Exchange Trading Symbol: SPN

WASHINGTON, DC - Snipp Interactive Inc. ("Snipp" or the “Company”) (OTCQB: SNIPF; TSXV: SPN), a global provider of digital marketing promotions, rebates and loyalty solutions, today announced that it has signed a loyalty agreement with an existing client in the CPG industry. The contract is worth US$250,000 plus additional fees for annual program management. The client is a multinational Fortune 500 company that manufactures personal and household care products and has a portfolio of over 50 brands.

The contract is for a SnippLoyalty Enhanced program that encourages social interaction with the brand and rewards members with entries to sweepstakes and more. Winning this contract is important because it represents another example of growth in an existing customer relationship. Snipp had previously conducted several successful programs with the client and its agency, so adding SnippLoyalty Enhanced is both a vote of confidence and recognition that Snipp’s loyalty platform can serve a wide range of products and consumer groups.

“We are thrilled that this long-term client has transitioned from running one-time promotions with us to a full-fledged loyalty platform.” Said Atul Sabharwal, CEO of Snipp. “As clients experience consistent success with our promotions products and gain experience on our platform, the natural transition is to move up to our longer-term products such as SnippLoyalty. Our loyalty platform is specifically designed for CPG companies and the unique challenges they face in the market. When one of the marquee brands in a consumer category chooses us for their critical loyalty efforts, we gain confirmation that our platform is an essential tool for even the leading firms in the space. That gives us a lot of confidence in the effectiveness of our product line. We have been working with this client and their agency for quite some time, so we look forward to building a great loyalty platform tailored to their needs.”

About Snipp:

Snipp is a global loyalty and promotions company with a singular focus: to develop disruptive engagement platforms that generate insights and drive sales. Our solutions include shopper marketing promotions, loyalty, rewards, rebates and data analytics, all of which are seamlessly integrated to provide a one-stop marketing technology platform. We also provide the services and expertise to design, execute and promote client programs. SnippCheck, our receipt processing engine, is the market leader for receipt-based purchase validation; SnippLoyalty is the only unified loyalty solution in the market for CPG brands. Snipp has powered hundreds of programs for Fortune 1000 brands and world-class agencies and partners.

Snipp is headquartered in Toronto, Canada with offices across the United States, Canada, Ireland, Europe, the Middle East and India. The company is publicly listed on the OTCQB market in the United States of America, and on the Toronto Stock Venture Exchange (TSX) in Canada. Snipp was selected to the TSX Venture 50®, an annual ranking of the strongest performing companies on the TSX Venture Exchange, in 2015 and 2016. SNIPP IS RANKED #49 AMONGST THE FASTEST GROWING COMPANIES IN NORTH AMERICA ON DELOITTE’S 2016 TECHNOLOGY FAST 500™ LIST.

FOR FURTHER INFORMATION PLEASE CONTACT:

MKR Group, Inc.

Todd Kehrli / Mark Forney

snipp@mkr-group.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause our actual results to differ materially from the statements made, including those factors discussed in filings made by us with the Canadian securities regulatory authorities. Should one or more of these risks and uncertainties, such as changes in demand for and prices for the products of the company or the materials required to produce those products, labour relations problems, currency and interest rate fluctuations, increased competition and general economic and market factors, occur or should assumptions underlying the forward looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. The reader is cautioned not to put undue reliance on such forward-looking statements.

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